UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMMUNIC, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

4525EP 101

(CUSIP Number)

IBG Risikokapitalfonds II GmbH & Co. KG

Kantstraße 5

Magdeburg, Germany, 39104

49 172 6650655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. IBG Risikokapitalfonds II GmbH & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 743,256
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 743,256
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,256
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 14,868,340 shares of Common Stock outstanding as of June 15, 2020.

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2019 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share, of Immunic, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). As reported in more detail in Item 5 below, as of the date of this Amendment No. 1, the Reporting Person beneficially owns less than 5% of the issued and outstanding shares of the Issuer and, henceforth, will not file reports as amendments to the Original Schedule 13D. Except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 743,256 shares of Common Stock, constituting approximately 4.99% of the shares of common stock outstanding.

(b) The Reporting Person has:

Sole power to vote or to direct vote: 743,256 shares

Shared power to vote or to direct the vote: 0 shares

Sole power to dispose or to direct the disposition of: 743,256 shares

Shared power to dispose or to direct the disposition of: 0 shares

(c) On April 22, 2020, June 2, 2020, June 5, 2020 and June 8, 2020 the Reporting Person sold an aggregate of 45,000 shares of the Issuer in open market transactions, at prices ranging from $12.00 to $14.20 per share.

(d) Not applicable

(e) On June 8, 2020, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2020

Signature:

IBG Risikokapitalfonds II GmbH & Co. KG

By:	/s/ Oliver Borrmann
Name:	Oliver Borrmann
Title:	Chief Executive Officer